UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Global Gas Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37892P107
(CUSIP Number)

William Bennett Nance, Jr.
c/o Global Gas Corporation
99 Wall Street, Suite 436
New York, NY 10005
(917) 327-0437
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 37892P107	SCHEDULE 13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
William Bennett Nance, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,440,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,440,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,440,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes 3,440,000 shares of Class A Common Stock (as defined herein) that the Reporting Person has the right to acquire within 60 days upon exchange of 3,440,000 shares of Class B Common Stock (as defined herein) held directly by the Reporting Person.

(2)
This percentage is calculated based on the sum of (i) 5,428,256 shares of Class A Common Stock outstanding immediately after the Closing (as defined herein) on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2023, and (ii) 3,440,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 3,440,000 shares of Class B Common Stock held directly by the Reporting Person, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37892P107	SCHEDULE 13D	Page 3 of 7 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Global Gas Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 99 Wall Street, Suite 436, New York, NY 10005. Prior to the Closing (as defined herein), the Issuer was known as Dune Acquisition Corporation (“Dune”).

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of William Bennett Nance, Jr. (the “Reporting Person”).

The Reporting Person is a citizen of the United States and serves as Chief Executive Officer and a member of the board of directors of the Issuer (the “Board”). The Reporting Person’s principal address is 99 Wall Street, Suite 436, New York, NY 10005.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2023 (the “Closing Date”), Dune consummated its initial business combination (the “Business Combination”) pursuant to the Unit Purchase Agreement, dated May 14, 2023 (as amended on August 22, 2023 and as further amended on November 24, 2023, the “Purchase Agreement”), by and among Dune, Global Gas Holdings LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Dune (“Holdings”), Global Hydrogen Energy LLC, a Delaware limited liability company (“Global Hydrogen”), and the Reporting Person, Sergio Martinez and Barbara Guay Martinez (collectively, the “Sellers”), the equity holders of Global Hydrogen (the “Closing”).

In accordance with the terms and subject to the conditions of the Purchase Agreement, at the Closing of the Business Combination, (a) Dune contributed to Holdings all of its assets (excluding its interests in Holdings and the aggregate amount of cash proceeds required to satisfy redemptions by Dune’s public stockholders (“Stockholder Redemptions”)), and in exchange therefor, Holdings issued to Dune a number of common equity units of Holdings (“Holdings Common Units”) which equal the number of total shares of Dune Class A common stock issued and outstanding immediately after the Closing (giving effect to all Stockholder Redemptions) (such transactions, the “SPAC Contribution”) and (b) immediately after the SPAC Contribution, the Sellers transferred, conveyed, assigned and delivered all of the Global Hydrogen Units to Holdings in exchange for shares of Class B voting non-economic common stock, par value $0.0001 per share (“Class B Common Stock”), of Dune and Holdings Common Units (together with the SPAC Contribution, the “Combination Transactions”), as a result of which, (i) each issued and outstanding Global Hydrogen Unit immediately prior to the Combination Transactions is now held by Holdings, (ii) each Seller received an aggregate number of Holdings Common Units and shares of Class B Common Stock (together, “Paired Interests”), in each case, equal to the number of Global Hydrogen Units held by such Seller, multiplied by the Company Exchange Ratio (determined by dividing (A) the quotient of $43,000,000 divided by the number of Global Hydrogen Units issued and outstanding immediately prior to Closing by (B) $10.00 per share), and (iii) Dune changed its name to Global Gas Corporation.

CUSIP No: 37892P107	SCHEDULE 13D	Page 4 of 7 Pages
As a result, at the Closing, the Reporting Person acquired 3,440,000 Paired Interests. Pursuant to the terms of the Exchange Agreement entered into at Closing between the Issuer, Holdings and the Sellers (the “Exchange Agreement”), the Sellers have the right, following Closing and at any time after the expiration of the transfer restrictions set forth in the Lockup Agreement (as defined below) to which the Class B Common Stock are subject, to exchange their Paired Interests for, at the option of the Issuer, cash or shares of Class A Common Stock, on a one-for-one basis, subject to customary adjustments. The Paired Interests have no expiration date. At the time of any such exchange, the shares of Class B Common Stock exchanged by the Reporting Person, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, will be cancelled. The Class B Common Stock are subject to the transfer restrictions set forth in the lockup agreement entered into by and among the Issuer, Dune Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”) and each of the Sellers, dated May 14, 2023 and effective as of the Closing (the “Lockup Agreement”), pursuant to which the shares of Class B Common Stock may not be transferred, assigned or sold until the earlier of twelve (12) months after (and excluding) the Closing Date and the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in all of the shares of the Issuer’s common stock being converted into cash, securities or other property.

The foregoing descriptions of the Exchange Agreement and the Lockup Agreement do not purport to be complete and are qualified in their entirety by the full text of the Exchange Agreement and Lockup Agreement, respectively, copies of which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Person acquired the securities of the Issuer reported herein for investment purposes in the ordinary course of his business of investing in securities for his own accounts. The Reporting Person expects to continuously assess his investment in the Issuer and, depending on his evaluation of the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities, and subject to applicable legal and contractual requirements, including certain restrictions described herein, the Reporting Person may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of his holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in the instructions to Item 4 of Schedule 13D.

The Reporting Person serves as Chief Executive Officer and member of the Board. In such capacities, the Reporting Person may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as Chief Executive Officer and member of the Board, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to beneficially own 3,440,000 shares of Class A Common Stock, which represents approximately 38.8% of the shares of Class A Common Stock outstanding. This amount consists of 3,440,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 3,440,000 shares of Class B Common Stock held directly by the Reporting Person.

CUSIP No: 37892P107	SCHEDULE 13D	Page 5 of 7 Pages
The Reporting Person has sole power to vote and sole power to dispose of the 3,440,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 3,440,000 shares of Class B Common Stock held directly by the Reporting Person.

The foregoing beneficial ownership percentage is calculated based on 5,428,256 shares of Class A Common Stock outstanding immediately after the Closing on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2023, plus, for purposes of calculating the Reporting Person’s beneficial ownership percentage, 3,440,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 3,440,000 shares of Class B Common Stock held directly by the Reporting Person, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by the Reporting Person during the past 60 days.

(d) No person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Nomination Agreement

On the Closing Date, in connection with the Business Combination, the Issuer entered into a Nomination Agreement (the “Nomination Agreement”) with each of the Sellers and the Sponsor, pursuant to which each of the Sellers and the Sponsor will have the right to nominate members of the Board in the number and subject to the beneficial ownership thresholds and terms and conditions set forth therein. Specifically, to the extent the Sponsor beneficially owns a number of shares of Class A Common Stock representing at least 25% of the number of shares of Class A Common Stock beneficially owned by it as of immediately following the Closing (its “Initial Share Ownership”) and the Sellers collectively beneficially own a number of shares of Class A Common Stock representing their Initial Share Ownership, the Sponsor and the Sellers will have the right, but not the obligation, to jointly appoint or nominate for election to the Board, as applicable, two (2) individuals, to serve as Class II directors, both of whom shall be independent directors.

The foregoing description of the Nomination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Nomination Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Registration Rights Agreement

On the Closing Date, in connection with the Business Combination, the Issuer, the Sponsor and the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of the Issuer’s common stock and other equity securities that are held by the parties thereto from time to time.

CUSIP No: 37892P107	SCHEDULE 13D	Page 6 of 7 Pages
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Indemnification Agreements

On the Closing Date, the Issuer entered into indemnification agreements with each of its directors and executive officers, including the Reporting Person. These indemnification agreements require the Issuer to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Issuer’s directors or executive officers or any other company or enterprise to which the person provides services at the Issuer’s request.

The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by the full text of the form of indemnification agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Lockup Agreement, dated as of May 14, 2023, by and among Dune, the Sponsor and the unitholders of Global Hydrogen (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the SEC on May 15, 2023).

Exhibit 2
Nomination Agreement, dated as of December 21, 2023, by and among the Issuer, the Sponsor and the unitholders of Global Hydrogen (incorporated by reference to Exhibit 10.6 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

Exhibit 3
Registration Rights Agreement, dated as of December 21, 2023, by and among the Issuer, the Sponsor and the unitholders of Global Hydrogen (incorporated by reference to Exhibit 10.7 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

Exhibit 4
Exchange Agreement, dated as of December 21, 2023, by and among the Issuer, Holdings and the unitholders of Global Hydrogen (incorporated by reference to Exhibit 10.8 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

Exhibit 5
Form of Indemnification Agreement, dated as of December 21, 2023, by and between the Issuer and its directors and officers (incorporated by reference to Exhibit 10.14 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

CUSIP No: 37892P107	SCHEDULE 13D	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM BENNETT NANCE, JR.

/s/ William Bennett Nance, Jr.

January 2, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).